Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

1.             Name and Address of Company

Lake Shore Gold Corp. (the “Company”)
181 University Avenue
Suite 2000
Toronto, ON
M5H 3M7

2.             Date of Material Change

February 8, 2012

3.             News Release

A news release was issued on February 8, 2012 through the facilities of Marketwire and subsequently filed on SEDAR.

4.             Summary of Material Change

The Company entered into an agreement (the “Agreement”) with Franco-Nevada Corporation (“Franco-Nevada”) through which Franco-Nevada will pay to the Company US$35 million for a 2.25% net smelter return (“NSR”) royalty on the sale of minerals from the Company’s Timmins West Complex. In addition, Franco-Nevada will pay C$15 million to acquire 10,050,591 common shares of the Company on a private placement basis, with the purchase price per share of C$1.49 representing a 5% premium to the 10-day volume weighted average price.

5.             Full Description of Material Change

The Company entered into an Investment Agreement with Franco-Nevada pursuant to which, upon satisfaction of certain conditions precedent, the Company and Franco-Nevada will complete a transaction for the sale of a royalty interest on the Company’s Timmins West Complex and a private placement of common shares.

Royalty Transaction

Under terms of the royalty agreement, the Company will receive US$35 million for a 2.25% NSR royalty on production from the Company’s Timmins West Complex. The Timmins West Complex includes the Company’s Timmins and Thunder Creek deposits (collectively the Timmins West Mine), the 144 property, the Thorne property (Gold River Trend) as well as a number of wholly owned and joint venture claims on the west side of Timmins, Ontario.

Private Placement

Lake Shore Gold will issue and sell to Franco-Nevada 10,050,591 common shares of the Company for C$15 million on a private placement basis. The price of C$1.49 per share represents a 5% premium to the volume weighted average trading price for Lake Shore Gold’s common shares on the Toronto Stock Exchange for the 10 trading days immediately preceding the announcement of the Agreement.

The Agreement is subject to standard conditions, including the approval of the Toronto Stock Exchange and NYSE Amex for the listing of the shares to be issued. Closing of the transaction is anticipated to occur by the end of February, 2012.

6.             Reliance on Subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

7.                                      Omitted Information

Not applicable.

8.             Executive Officer

Mark Utting, Vice-President, Investor Relations, (416) 703-6298.

9.             Date of Report

February 17, 2012

Cautionary Note Regarding Forward-looking Information

Certain statements in material change report relating to the royalty and private placement transactions between Lake Shore Gold and Franco-Nevada Corporation, as well as Lake Shore Gold’s operating and development plans, general exploration activities and business strategy are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forwardlooking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.